WELLS
                                  MUTUAL FUNDS


October 21, 2008
                                                                 FILED VIA EDGAR
                                                                 ---------------


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:   Wells Family of Real Estate Funds (the "Funds")
            File Nos. 811-08355; 333-35677
            Response to Commission's Comments on Form N-CSR for Fiscal Year
              Ended December 31, 2007


Ladies and Gentlemen:

      Ms. Sheila Stout of the Commission's staff recently contacted us to provide comments on the Funds' Form N-CSRs for the fiscal year ended December 31, 2007. The following are the comments provided and the Funds' response to each:

      1. The series name for the Wells Dow Jones Wilshire U.S. REIT Index Fund is incorrect in the Filer Information section.

RESPONSE: The series name was corrected in all subsequent filings for the Trust, beginning with the post-effective amendment to the Funds' registration statement filed on April 29, 2008.

      2. In the Funds' semiannual reports, a portion of the distributions made by the Funds should be classified as a return of capital.

RESPONSE: The Funds have a December 31 fiscal year end. Information regarding the taxable status of income earned by the Funds in any fiscal year is generally not available until after the close of the year, shortly prior to the completion and filing of the annual report. As a result, determining the tax status of the Funds' distributions made during the first six months of the fiscal year cannot be accurately estimated and is therefore not recorded. Beginning with the semiannual report for the period ending June 30, 2009, the Funds will enhance the footnote disclosure related to the taxable status of distributions.

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P.O. Box 46707    Cincinnati, Ohio 45247-0707    Phone: 1-800-282-1581    Fax: 513-587-3450    www.wellsref.com
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      3. Do the Funds issue Rule 19a-1 notices to shareholders?

RESPONSE: For the reasons given above regarding the inability to accurately determine the tax status of distributions until after the end of each fiscal year, the Funds have not issued such notices. Effective with the Funds' quarterly distributions made on September 30, 2008, the Funds have commenced issuing Rule 19a-1 notices to shareholders. Please see Exhibit A.

      4. In the Schedule of Investments for each Fund, disclose the 7-day yield on money market fund holdings.

RESPONSE: The Funds disclosed such information in the semiannual report for the six months ended June 30, 2008 and will continue to do so in future shareholder reports.

      We acknowledge that:

o The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513/587-3402 if you have any questions.


Very truly yours,

/s/ Mark J. Seger

Mark J. Seger
Treasurer


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                                                                       Exhibit A
                                                                       ---------

                                      WELLS
                                  MUTUAL FUNDS



Rule 19a-1 Notice
-----------------

On September 30, 2008, the Wells Family of Real Estate Funds paid the following distributions to shareholders of record on September 29, 2008:

         Wells Dow Jones Wilshire U.S. REIT Index Fund
                  Class A           $0.0840 per share
                  Class B           $0.0678 per share
                  Class C           $0.0678 per share
                  Class I           $0.0890 per share

         Wells Dow Jones Wilshire Global RESI Index Fund
                  Class A           $0.0500 per share
                  Class C           $0.0360 per share
                  Class I           $0.0540 per share

It is anticipated that a portion of these distributions may be designated by the Funds as a "return of capital." The specific amount to be designated as a return of capital cannot be determined until after the close of the calendar year, since the Funds do not receive the necessary tax information from REITs and other securities in which the Funds invest until that time. The Funds will disclose the amounts of the return of capital distributions for each class of shares in the Funds' Annual Report for the year ending December 31, 2008, and the specific information related to your account will be provided to you on your 2008 Form 1099-DIV, which will be mailed on or before February 28, 2009. If you have previously received a Form 1099-DIV from Wells Family of Real Estate Funds regarding your mutual fund holdings, this process is no different from what has occurred in the past.




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
P.O. Box 46707    Cincinnati, Ohio 45247-0707    Phone: 1-800-282-1581    Fax: 513-587-3450    www.wellsref.com
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